EXHIBIT 99.26

Independent Contractor Agreement

1.	Parties

This Independent Contractor Agreement (“Agreement”) is between China Tel Group, Inc. (“ChinaTel”) and Leslie Gutierrez (“Independent Contractor”).

2.	Term of this Agreement

The term of this Agreement shall be effective as of January 1, 2009 and shall expire July 31, 2009 (“Term”).  This Agreement may be terminated by either party upon one party giving the other party ninety (90) days’ prior written notice.

3.	Services to be Performed by Independent Contractor

Independent Contractor shall perform the following professional services (the “Services”) of the following description as an independent contractor to ChinaTel acting as a Paralegal during the entire Term of this Agreement.  Among other services, the Services include, but are not limited to: (i) supporting ChinaTel’s Vice President and General Counsel as directed, including liaison with outside counsel; (ii) summarizing legal documents; (iii) performing legal and records research; and (iv) filing legal documents and correspondence.

4.	Payment

ChinaTel shall pay Independent Contractor for the Services described below for a fixed fee of Forty-Eight Thousand Nine Hundred Seventy (48,970) shares of ChinaTel’s Series A common stock issued as S-8 stock (“Independent Contractor Fee”). The Independent Contractor Fee shall be paid as soon as possible upon the expiration of the Term of this Agreement.

5.	State and Federal Taxes

Independent Contractor shall assume full responsibility for the payment of any taxes (or any other obligations or payments) that may be claimed as owed by any unit of government, as a result of remuneration paid to Independent Contractor for the performance of the Services.  This includes income, Social Security, Medicare and self-employment taxes.  Independent Contractor shall also pay all unemployment contributions related to the performance of the Services.  Independent Contractor shall defend and indemnify ChinaTel with regard to any such payments.

6.	Fringe Benefits

Independent Contractor shall not be eligible to receive any employee benefits from ChinaTel, including, but not limited to, medical, dental, vision, long-term disability, accidental death and dismemberment, flexible spending account, mental health services, family and medical care leave benefits, vacation benefits and participation in any ChinaTel 401 (k) plan.

Corporate Offices 8105 Irvine Center Drive, Suite 820 Irvine, CA 92618

7.	Independent Contractor Status

The parties intend Independent Contractor to act as an independent contractor in the performance of the Services.  Independent Contractor shall have the right to control and determine the methods and means of performing the Services.  Independent Contractor shall use his own expertise and judgment in performing the Services, recognizing that ChinaTel is relying on Independent Contractor to consult, when appropriate, with employees of ChinaTel and its subsidiaries and affiliated companies.

8.	Other Clients of Independent Contractor

ChinaTel understands that, in addition to providing services to ChinaTel on its matters, Independent Contractor may be retained, directly or indirectly, by other entities or individuals to provide services separate and apart from the Services. Independent Contractor shall be responsible for following appropriate procedures to avoid any breach of client confidentiality or any conflicts of interest on the part of Independent Contractor which regard to the performance of the Services.  These procedures include, but are not limited to, the following:

(a)
The parties associated with any matter for which Independent Contractor is retained outside of the Services must be processed in advance for conflicts with ChinaTel and any of its subsidiaries and affiliated companies (collectively, “ChinaTel Group”). If a conflict of interest exists or appears to exist, Independent Contractor shall not perform any services for such third party, unless and until the conflict is resolved.

(b)
Independent Contractor shall use Independent Contractor’s own letterhead and business cards, and not those of ChinaTel, when providing service to its clients outside of this Agreement.  Independent Contractor’s shall use Independent Contractor’s own letterhead for engagement letters and all other correspondence on matters not associated with the Services.

(c)
Independent Contractor shall not utilize any ChinaTel personnel or resources on any matters for a client outside of this Agreement.  Should Independent Contractor desire to utilize the services of such personnel or resources on any such matter, Independent Contractor must first obtain prior written approval from the Chief Executive Officer of ChinaTel.

(d)	Independent Contractor shall bill any client not associated with this Agreement using Independent Contractor’s own letterhead or billing form.

(e)
Independent Contractor shall not discuss with his other clients the Services being performed pursuant to this Agreement; likewise, Independent Contractor shall not discuss with any ChinaTel personnel issues pertaining to Independent Contractor’s work for his other clients.

9.	Assistants

Independent Contractor, at Independent Contractor’s sole expense, may employ assistants as Independent Contractor deems appropriate to perform the Services. Independent Contractor shall be responsible for paying these assistants and expenses attributable to them, including income, Social Security, Medicare taxes and unemployment contributions.  Independent Contractor shall maintain Worker’s Compensation Insurance for all his employees in connection with their work on the Services.

Corporate Offices 8105 Irvine Center Drive, Suite 820 Irvine, CA 92618

10.	Equipment and Supplies

Independent Contractor, at Independent Contractor’s sole expense, shall provide all equipment, tools and supplies necessary to perform the Service.

11.	Expenses

Independent Contractor shall be responsible for all expenses required for the performance of the Services, which shall be included in the Independent Contractor Fee.

12.	Confidential Information

In order to assist Independent Contractor in the performance of the Services, ChinaTel may supply Independent Contractor, from time to time, with information concerning ChinaTel and the ChinaTel Group, and their respective customers and suppliers, hereinafter referred to as “Confidential Information.”  Independent Contractor shall hold confidential and not disclose to others, either directly or indirectly, any and all Confidential Information, propriety information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, customers, customer lists, markets, software, developments, inventions, processes, formulas, technology, designs, financial data and other business information which may be learned from ChinaTel and/or the ChinaTel Group before and during the term of this Agreement, unless the same have been furnished directly to Independent Contractor by ChinaTel and Independent Contractor is advised in writing by ChinaTel that such information is not Confidential Information. Independent Contractor acknowledges that the terms and conditions of this Agreement are deemed confidential by ChinaTel and agrees not to disclose any information regarding it to any third party, without ChinaTel’s prior written consent.  All documents containing Confidential Information shall be returned to ChinaTel, and no copies shall be retained by Independent Contractor on the termination or expiration of this Agreement.  Not withstanding the foregoing, such duty of confidentiality shall not extend to information which is or comes into the public domain, is rightfully obtained for third parties under a duty of confidentiality, or which is independently developed without reference to ChinaTel’s Confidential Information.  The duties of confidentiality imposed by this Agreement shall survive any termination or expiration of this Agreement for a period of three (3) years. All data and information developed by Independent Contractor (including notes, summaries, and reports), while performing the Services, shall be kept strictly confidential and shall not be revealed to third parties, without ChinaTel’s prior written consent thereto. All such data and information shall be delivered to ChinaTel by Independent Contractor at ChinaTel’s request.

13.	Dispute Resolution

If a dispute arises relating to this Agreement or the termination thereof, claims for breach of contract or breach of the covenant of good faith and fair dealing, claims of discrimination or any other claims under any federal, state or local law or regulation now in existence or hereinafter enacted, and as amended from time to time (“Dispute), the parties shall attempt in good faith to settle the Dispute through mediation conducted by a mediator to be mutually selected by the parties. The parties shall share the costs of the mediator equally.  Each party shall cooperate fully and fairly with the mediator, and shall reach a mutually satisfactory compromise of the Dispute.  If the Dispute is not resolved within thirty (30) days after it is referred to the mediator, it shall be resolved through final and binding arbitration, as specified in this Section 13.

Binding arbitration shall be conducted by the Judicial Arbitration and Mediation Services, Inc. (“JAMS”), sitting in Orange County, California, for resolution by a single arbitrator acceptable to both parties.  If the parties fail to agree to an arbitrator within ten (10) days of a written demand for arbitration being sent by one party to the other party, then JAMS shall select the arbitrator according to the JAMS Rules for Commercial Arbitration.  The arbitration shall be conducted pursuant to the California Code of Civil Procedure and the California Code of Evidence.  The award of such arbitrator shall be final and binding on the parties, and may be enforced by any court of competent jurisdiction. In the event of arbitration to resolve a Dispute, the prevailing party shall be entitled to recover its attorney’s fees and other out-of-pocket costs incurred in connection therewith from any non-prevailing party involved therein.

Corporate Offices 8105 Irvine Center Drive, Suite 820 Irvine, CA 92618

14.	Assignment of the Agreement; Delegation of Responsibilities; Successors and Assignees

Independent Contractor shall not assign any of his rights under this Agreement or delegate any of his responsibilities without the prior written consent of ChinaTel, which may be exercised in its sole discretion. This Agreement binds and benefits the heirs, successors and assignees of the parties to this Agreement, subject to the prohibition on assignments contained in this Section 14.

15.	Notices

All notices, requests and demands to or upon a party hereto, to be effective, shall be in writing and shall be sent: (i) certified or registered mail, return receipt requested; (ii) by personal delivery against receipt; (iii) by overnight courier; or (iv) by facsimile and, unless otherwise expressly provided herein, shall be deemed to have been validly served, given, delivered and received: (a) on the date indicated on the receipt, when delivered by personal delivery against receipt or by certified or registered mail; (b) one business day after deposit with an overnight courier; or (c) in the case of facsimile notice, when sent. Notices shall be addressed as follows:

 ChinaTel Group, Inc.
8105 Irvine Center Drive, Suite 820
Irvine, California 92618
Fax No. (949) 585-0072
Attention:  George Alvarez

Leslie Gutierrez
27686 Blossom Hill Road
Laguna Niguel, CA  92677
Fax No. (949) 585-0072
Attention: Leslie Gutierrez

16.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of California, without resort to California’s conflict-of-laws rules.

17.	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to be one and the same agreement.

18.	Waiver

If one party waives any term or provision of this Agreement at any time, that waiver will be effective only for the specific instance and specific purpose for which the waiver was given.  If either party fails to exercise or delays exercising any of his or her rights or remedies under this Agreement, the party retains the right to enforce that term or provision at a later time.

Corporate Offices 8105 Irvine Center Drive, Suite 820 Irvine, CA 92618

19.	Severability

If any court determines that any provision of this Agreement is invalid or unenforceable, any invalidity or unenforceability will affect only that provision and will not make any other provision of this Agreement invalid or unenforceable, and such provision shall be modified, amended or limited only to the extent of necessary to render it valid and enforceable.

20.	ChinaTel’s Responsibilities

ChinaTel shall be responsible to keep Independent Contractor apprised of facts pertinent to the Services and to review and comment concerning documents prepared by Independent Contractor.

21.	Entire Agreement and Modification

This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of this Agreement with respect to its subject matter. This Agreement may not be amended, except in writing signed by both parties.

China Tel Group, Inc.

By: /s/ George Alvarez
              George Alvarez

Title: Chief Executive Officer

Leslie Gutierrez

By: /s/ Leslie Gutierrez
             Leslie Gutierrez

Title: Paralegal

Corporate Offices 8105 Irvine Center Drive, Suite 820 Irvine, CA 92618